Mail Stop 03-05

      May 3, 2005


Via U.S. Mail

Mr. Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

Re: 	AMC Entertainment Inc.
	Amendment No. 2 to Form S-2, filed on April 18, 2005, File
No.
333-122389
	Amendment No. 2 to Form S-4, filed on April 18, 2005, File
No.
333-122376
	Form 10-Q for the quarterly period ended December 30, 2004, File
No. 001-08747

Dear Mr. Ramsey,

      We have reviewed your Form S-2 and Form 10-Q and have the following comments. We are also monitoring your Form S-4 for compliance with the comments below and for the signature page. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-2
Risk Factors, page 15
Our substantial debt could adversely affect our operations, page
15
1. We note your revisions made in response to prior comment 2, however, please also revise the corresponding risk factor on your Form S-4 on page 19.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 32 - 38
2. We note that the pro forma statements of operations have been appropriately revised to reflect the impact of your recent contribution to National CineMedia, LLC. In view of the relative significance of this transaction, it appears that these activities should be reflected in a pro forma balance sheet as well. Please revise or advise.
3. As your pro forma statements of operations now reflect the occurrence of two individually significant transactions, please expand your presentation to separately reflect the impact of each transaction. Specifically, please present the pro forma adjustments attributable to the merger and related transactions followed by a subtotal. The pro forma adjustments related to the recent contribution to National CineMedia, LLC should then be presented and followed by a column containing the final "pro forma" balances. Please revise accordingly.
4. As a related matter, the purpose of Rule 3-10 of Regulation S-X is to provide financial information that allows investors to evaluate a guarantor`s ability to honor their commitment under the guarantee. We require condensed consolidated information so that the reader can clearly distinguish the assets, liabilities, revenues, expenses and cash flows of the entities that are legally obligated under the indenture from those that are not. This information also facilitates analysis of trends affecting subsidiary guarantors and relationships among the various components of a consolidated entity. Given the nature and relative significance of the transactions reflected in your pro forma financial statements, the condensed consolidating financial information presented in the historical financial statements no longer appears to adequately achieve these purposes. Accordingly, please expand your pro forma presentation to also include condensed consolidating financial information on a pro forma basis for the most recent fiscal year and interim period.

December 30, 2004 Interim Financial Statements, page F-13
Note 2. Acquisitions, page F-19
5. Refer to our prior comments 31 and 32. It appears that your transaction was approximately 46% debt financed. Please confirm or advise supplementally.
6. As a related matter, we understand that the ownership interests in
Holdings were initially held by JPMP (50.1%) and Apollo (49.9%). These ownership interests subsequently appear to have fallen to approximately 34.6% each as a result of sales to related parties, affiliates and management. Supplementally tell us the percentage controlled by each of the sponsors subsequent to the above referenced sales. That is, we assume that JPMP and its affiliates continue to hold a greater combined ownership interest than the combined ownership interest held by Apollo and its affiliates. Please confirm or advise, supplementally.

7. We note your revised disclosures in response to prior comment
36.
Please further expand the discussion on page F-21 and in the pro forma footnote 3(a) on page 37 to describe your method of determining the useful life of the MovieWatcher (i.e., loyalty program) customer relationship intangible asset. In this regard, where you have disclosed in the table on page 37 that the estimated useful life is 8 years, describe in detail how you determined the amortization period to be less than 8 years, as specifically discussed in the second and third paragraphs of your response.

Exhibit 5.1
8. We note your response to prior comments 10, 12, 15 and 20.
Please
be aware for your planning purposes that we will review and may comment on Exhibits 5.1, 5.2, 5.3 and 5.5 prior to the time you are declared effective.

Exhibit 5.6
9. On page 2, please delete section (c) that begins with "Our knowledge of the business, records, transactions..." It is inappropriate to limit your opinion to the items that Premium has brought to your attention or the documents specifically referred to in your opinion.
10. We reissue prior comment 22. Please revise to omit the next-to-last paragraph or refile the opinion dated the date of effectiveness.

Other
11. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
12. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.

FORM S-4
General
13. Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.
14. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.


15. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 551-3328 or
Margery
Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.


      Regards,



Max A. Webb
      Assistant Director


cc:	Gregory Ezring, Esq.
	Monica K. Thurmond, Esq.
	Latham & Watkins LLP
	via facsimile:  (212) 751-4864

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Mr. Craig R. Ramsey
AMC Entertainment Inc.
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